UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2017

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information in Exhibit 1 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Reynolds Group has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
Credit Agreement Amendment
On February 7, 2017, Reynolds Group and certain of its subsidiaries entered into an Incremental Assumption Agreement (the “Assumption Agreement”), related to its senior secured term loan facilities under the agreement that governs its existing senior secured term loan and revolving credit facilities (the “Credit Agreement”), and incurred thereunder US$3,315 million and €249 million of term loans (the “Incremental Term Loans”). The proceeds of the Incremental Term Loans were used concurrently to repay in full the remaining senior secured term loan facilities under the Credit Agreement. The Assumption Agreement lowers the applicable margin on term loan borrowings to (i) 3.00% for Eurocurrency U.S. term loans (or 2.75%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively), (ii) 3.50% for Eurocurrency European term loans (or 3.25%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively), (iii) 2.00% for any daily rate U.S. term loans (or 1.75%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively) and (iv) 2.50% for daily rate European term loans (or 2.25%, if the public corporate and public corporate family ratings of Reynolds Group is rated B/B2 or higher by S&P and Moody’s, respectively), in each case with the adjusted LIBOR rate or adjusted EURIBOR rate, as applicable, to be not less than 0%.

Index to Exhibits

Exhibit No.     Description

1
Incremental Assumption Agreement, dated as of February 7, 2017, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
February 7, 2017